Exhibit 99.5

TOTAL 2, place Jean Millier La Défense 6 92 400 Courbevoie France Fax: + 33 (0) 1 47 44 68 21 Isabelle DESMET Tel.: + 33 (0) 1 47 44 37 76

Jacques-Emmanuel Saulnier Appointed

Vice President, Corporate Communications at Total

Paris, September 13, 2011 - Effective October 1, Jacques-Emmanuel Saulnier, 43, joins Total as Vice President, Corporate Communications, succeeding Yves-Marie Dalibard. Reporting to Chairman and Chief Executive Officer Christophe de Margerie, he will also sit on Total’s Management Committee.

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Michaël CROCHET-VOUREY

Tel.: + 33 (0) 1 47 44 81 33

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Phénélope SEMAVOINE

Tel.: + 33 (0) 1 47 44 76 29

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

TOTAL S.A.

Capital 5.896.359.120 euros

542 051 180 R.C.S. Nanterre

www.total.com

© AREVA / François Lemaire

A graduate of the Institut d’Etudes Politiques in Grenoble, Jacques-Emmanuel Saulnier was Senior Vice President of Communications and spokesman for Areva since September 2001. He joined Areva in 1999 as Executive Assistant to Anne Lauvergeon, CEO of Cogema, one of Areva’s predecessor companies. Prior to that, in 1998 he was Vice President of Institutional Relations at Alcatel and Executive Assistant to Anne Lauvergeon, who was then Executive Vice President of the company. Earlier in his career, Mr. Saulnier was Deputy Chief of Staff to the French Minister of the Economy and Finance in 1996, Chief of Staff to the French Minister of Communications, who was also Mayor of Grenoble, with responsibility for coordinating staff in 1993, and Chief of Staff to the Mayor of Grenoble in 1992.

*******

Total is one of the largest major integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 93,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas and new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com